Exhibit 99.2

THE TORONTO-DOMINION BANK FORM OF PROXY – COMMON SHARES Annual Meeting of Common Shareholders – March 30, 2017

NOTES TO PROXY FORM

1.	A Shareholder has the right to appoint a person other than those designated on the reverse to represent the Shareholder at the Meeting by inserting the name of such other person in the space provided on the other side of this Proxy, or by completing another legal Form of Proxy.

2.	Subject to the provisions of the Bank Act (Canada), the shares represented by this Proxy will be voted FOR or AGAINST or WITHHELD or ABSTAINED from voting in accordance with the instructions given herein. If a Shareholder specifies a choice with respect to any matter to be acted upon, the Shareholder’s shares will be voted accordingly.

3.	This Proxy confers authority to the proxyholder to vote as he or she feels fit in respect of each matter set forth in this Proxy if no choice is specified, and to vote in his or her discretion in respect of any amendments or variations to the matters listed in this Proxy or other matters that may properly come before the Meeting and any adjournment(s) or postponement(s) thereof.

4.	If a Shareholder marks the “ABSTAIN FROM VOTING” box on the other side of this Proxy, that Shareholder is directing its proxyholder to ABSTAIN from voting FOR or AGAINST that item. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be tabulated in the voting results.

5.	Shares cannot be voted, either in person or by proxy, if they are held in contravention of the Bank Act (Canada). Restrictions on ownership are described in the Management Proxy Circular.

6.	This Form of Proxy should be read in conjunction with the Management Proxy Circular.

METHOD OF VOTING
To Vote by Mail

  • Complete, sign and date the reverse hereof

  • Return this Proxy Form in the envelope provided or by mail or hand delivery to Corporate Secretary, c/o Legal Department, The Toronto-Dominion Bank

TD Bank Tower, 66 Wellington Street West, 12th Floor

Toronto, Ontario M5K 1A2

To Vote by Fax
• Complete, sign and date the reverse hereof • Forward it by fax to 416-368-2502 or (toll-free) 1-866-781-3111
To Vote Electronically

  • Online: Go to www.cstvotemyproxy.com and follow the instructions.

     You will need to refer to your control number printed on this Proxy.

  • By email: Complete, sign and date the reverse of this Proxy.

     Scan and email both sides to proxy@canstockta.com.

To ensure your vote is counted, proxies must be received by CST Trust Company, our transfer agent, by 9:30 a.m. (Eastern) on March 29, 2017.

This Proxy is solicited by and on behalf of management of The Toronto-Dominion Bank.

The undersigned holder of common shares of THE TORONTO-DOMINION BANK hereby appoints BRIAN M. LEVITT, Chairman of the Board, or failing him, BHARAT B. MASRANI, Group President and Chief Executive Officer, or instead of either of them, …………………………………………………………………………… as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and in the name of and on behalf of the undersigned in respect of all matters that may come before the ANNUAL MEETING OF COMMON SHAREHOLDERS OF THE TORONTO-DOMINION BANK (THE MEETING) TO BE HELD ON THE 30th DAY OF MARCH, 2017 and any adjournment(s) or postponement(s) thereof.

The said proxyholder is hereby specifically directed to vote for or against, to withhold from voting, or to abstain from voting as indicated below:

The Directors recommend Shareholders vote FOR the matters below. Unless otherwise specified, the proxyholders designated by management in this Form of Proxy intend to vote FOR:

			Withhold			Withhold
		Vote for	from voting		Vote for	from voting
1.	Election of Directors
	William E. Bennett	☐	☐	Brian M. Levitt	☐	☐
	Amy W. Brinkley	☐	☐	Alan N. MacGibbon	☐	☐
	Brian C. Ferguson	☐	☐	Karen E. Maidment	☐	☐
	Colleen A. Goggins	☐	☐	Bharat B. Masrani	☐	☐
	Mary Jo Haddad	☐	☐	Irene R. Miller	☐	☐
	Jean-René Halde	☐	☐	Nadir H. Mohamed	☐	☐
	David E. Kepler	☐	☐	Claude Mongeau	☐	☐

Withhold
					Vote for	from voting
2.	Appointment of Auditor named in the Management Proxy Circular				☐	☐

3.	Approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Executive Compensation sections of the Management Proxy Circular * Item 3 is an advisory vote *				Vote for ☐	Vote against ☐

The Directors recommend Shareholders vote AGAINST the matters below. Unless otherwise specified, the proxyholders designated by management in this Form of Proxy intend to vote AGAINST:

		Vote for	Vote against	Abstain from voting
4.	Shareholder Proposal A	☐	☐	☐
5.	Shareholder Proposal B	☐	☐	☐
6.	Shareholder Proposal C	☐	☐	☐
7.	Shareholder Proposal D	☐	☐	☐
8.	Shareholder Proposal E	☐	☐	☐
9.	Shareholder Proposal F	☐	☐	☐
10.	Shareholder Proposal G	☐	☐	☐
The Shareholder Proposals are set out in the accompanying Management Proxy Circular.

Date	Shareholder’s Signature

Note: A space has been designated for a date. If it is not dated in the space, this Proxy is deemed to bear the date on which it was mailed to the Shareholder.

Request for Quarterly Reports

☐

The Toronto-Dominion Bank’s Quarterly Reports to Shareholders are available at www.td.com/investor on the day they are released, but if you wish to receive a hard copy of quarterly reports for the next year by mail, please mark this box. If you do not mark the box and return this form, you will NOT receive a hard copy of these reports by mail.

Annual Report Waiver

☐

Mark this box if you do NOT want to receive a hard copy of The Toronto-Dominion Bank’s Annual Report containing the Annual Financial Statements and accompanying Management’s Discussion and Analysis. If you do not mark this box, you will continue to receive a hard copy of the Annual Report by mail.

To Consent to E-Delivery of Bank Shareholder Materials

Go to www.canstockta.com/electronicdelivery, select The Toronto-Dominion Bank, complete the form and click on the “submit” button.

Please see the notes on the reverse side, which are part of this Proxy.